UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 16, 2007

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes  ☐        No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes  ☐        No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated April 16, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 16, 2007	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN REPORTS RESULTS FOR THE QUARTER ENDED MARCH 31, 2007

Hong Kong, China, April 16, 2007 – Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today the financial results for the quarter ended March 31, 2007.

“The first quarter of 2007 was a very busy period for Seaspan,” said Gerry Wang, Chief Executive Officer. “During the quarter, we took delivery of two vessels from our originally contracted fleet plus the COSCO Fuzhou, the first new vessel ordered after our initial public offering. These acquisitions added the first 9600 TEU and 3500 TEU vessels to our fleet and brought the total number of Seaspan vessels in operation to 26.”

“We also arranged to build a total of six new vessels during the quarter with an estimated total delivered cost of $357.2 million. The addition of these vessels will increase our steady state EBITDA by approximately $40.0 million annually.”

For this purpose, EBITDA, a non-GAAP measure, shall mean net earnings before interest, undrawn credit facility fees, taxes, depreciation and amortization of deferred charges.

Financial Highlights for the Quarter Ended March 31, 2007

•

Reported net earnings of $14.7 million and earnings per share of $0.31 for the quarter ended March 31, 2007 compared to net earnings of $8.9 million and earnings per share of $0.25 for the quarter ended March 31, 2006.

•	Generated $24.7 million of cash available for distribution during the quarter ended March 31, 2007 compared to $15.3 million for the quarter ended March 31, 2006.

•	Paid a quarterly dividend of $0.44625 per share on February 13, 2007 for the fourth quarter ended December 31, 2006. This was a 5% increase over the dividend paid in the fourth quarter of 2006.

Results for the Quarter Ended March 31, 2007

During the quarter ended March 31, 2007, Seaspan had 2,053 vessel operating days as compared to 1,259 vessel operating days for the quarter ended March 31, 2006.

Seaspan reported revenue of $41.2 million for the quarter ended March 31, 2007, an increase of 66.2% or $16.4 million from $24.8 million for the quarter ended March 31, 2006. Net earnings were $14.7 million and $8.9 million for the quarters ended March 31, 2007 and March 31, 2006 respectively. For the quarter ended March 31, 2007, total operating expenses were $21.6 million, comprised of ship operating costs of $9.8 million, depreciation of $10.5 million and general and administrative costs of $1.4 million. For the quarter ended March 31, 2006, total operating expenses were $12.4 million, comprised of ship operating costs of $5.8 million, depreciation of $5.6 million and general and administrative costs of $1.0 million.

Seaspan reported basic and fully diluted earnings per share of $0.31 for the quarter ended March 31, 2007, an increase of 24.0% or $0.06 per share from the earnings per share of $0.25 for the quarter ended March 31, 2006.

During the quarter ended March 31, 2007, Seaspan generated $24.7 million of cash available for distribution, a non-GAAP measure as compared to $15.3 million for the quarter ended March 31, 2006. Please read Reconciliation of Non-GAAP Financial Measures – Description of Non-GAAP Financial Measures - Cash Available for Distribution for a description of cash available for distribution and a reconciliation of net earnings to cash available for distribution.

Seaspan declared a quarterly cash dividend of $0.44625, representing a total cash distribution of $21.2 million. The cash dividend is payable on May 11, 2007 to all shareholders of record on April 30, 2007.

Operational Highlights for the Quarter Ended March 31, 2007

•	During the first quarter, Seaspan took delivery of two additional vessels in its initial contracted fleet of 23 vessels;

•

On March 15, 2007, Seaspan took delivery of the 9600 TEU CSCL Zeebrugge, its largest vessel. The CSCL Zeebrugge is chartered to China Shipping Container Lines (Asia) Co., Ltd., (“CSCL Asia”), a subsidiary of China Shipping Container Lines Co., Ltd., (“CSCL”) for twelve years. This is 13th of 22 vessels to be chartered to CSCL Asia by Seaspan.

•	On March 28, 2007, Seaspan took delivery of the 4250 TEU Rio de Janeiro Express. This ship is the eighth of nine vessels to be chartered to Hapag Lloyd USA.

•	On March 27, 2007, Seaspan took delivery of the Cosco Fuzhou, its first 3500 TEU vessel. This is the first of two ships to be chartered for 12 years to Cosco Container Lines Co., Ltd.

•	During the quarter, Seaspan increased its contracted fleet to 47 vessels with the signing of agreements to acquire the following newbuilding vessels:

•

Two 2500 TEU vessels from Jiangsu Yangzijiang Shipbuilding Co., Ltd in China scheduled be delivered between March and June 2010. The total delivered cost is expected to be approximately $46.4 million per vessel.

•

Four 4250 TEU vessels at Jiangsu New Yangzi Shipbuilding Co., Ltd. in China scheduled to be delivered between March and September 2009. The total delivered cost is expected to be approximately $66.1 million per vessel.

•	Seaspan diversified its customers by adding charters with two leading liner companies:

•

Ten-year charter agreements for the two 2500 TEU vessels with Kawasaki Kisen Kaisha Ltd., (“K-Line”) of Japan at a rate of $17,880, per vessel per day. K-Line is Japan’s third largest liner operator and is ranked 13th in the world by TEU capacity.

•

Six-year charter agreements for the four 4250 TEU vessels with Compañía SudAmerica de Vapores SA (“CSAV”) of Chile at a rate of $25,925, per vessel per day. CSAV is the largest liner shipping company in South America and is ranked 16th in the world by TEU capacity.

•

During the quarter, the CSCL Ningbo, CSCL Dalian and Maersk Moncton completed their regularly scheduled five-year dry-dockings for special survey. The repairs to the rudder horn of the CSCL Chiwan were also performed during the quarter as scheduled. There was no material unscheduled off-hire during the quarter and all future rudder horn repairs are expected to be completed during regularly scheduled dry-dockings.

•	Seaspan’s fleet was utilized 97.9% for the quarter ended March 31, 2007 compared to 97.1% for the quarter ended March 31, 2006.

The following tables summarize vessel utilization and the impact of the off-hire time incurred for special surveys and vessel repairs on Seaspan’s revenues for the quarter ended March 31, 2007:

	First Quarter 2007	First Quarter 2006
Vessel Utilization:	# of Days	# of Days
Ownership Days	2,096	1,296
Less Off-hire Days:
Scheduled 5-Year Survey	(34)	(20)
Incremental Due to Rudder Horn Repair	(9)	(17)
Grounding	—	—
Other	—	—

Operating Days	2,053	1,259

Vessel Utilization	97.9%	97.1%

	First Quarter 2007	First Quarter 2006
Revenue — Impact of Off-hire:	Revenue	Revenue
	(in thousands)	(in thousands)
100% fleet utilization	$42,087	$25,470
Less Off-hire:
Scheduled 5-Year Survey	(688)	(360)
Incremental Due to Rudder Horn Repair	(171)	(303)
Grounding	—	—
Other	—	—

Actual Revenue Earned	$41,228	$24,807

The following table summarizes the number of vessels in Seaspan’s fleet as it takes scheduled delivery:

		Forecasted
		Year Ending December 31,
Vessel Size	As of March 31, 2007	2007	2008	2009	2010
9600 TEU Class	1	2	2	2	2
8500 TEU Class	2	2	2	2	2
5100 TEU Class	—	—	—	4	4
4800 TEU Class	4	4	4	4	4
4250 TEU Class	18	19	19	23	23
3500 TEU Class	1	2	2	2	2
2500 TEU Class	—	—	2	8	10

Operating Vessels	26	29	31	45	47

Capacity (TEU) (1)	125,840	143,207	148,299	200,935	206,027

(1)	Our 9600 TEU vessels, 8500 TEU vessels, 5100 TEU vessels, 4800 TEU vessels, 4250 TEU vessels, 3500 TEU vessels and 2500 TEU vessels have an actual capacity of 9580, TEU, 8468 TEU, 5087 TEU, 4809 TEU, 4253 TEU, 3534 TEU and 2546 TEU respectively.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 47 containerships consists of 26 existing containerships and 21 to be delivered over approximately the next three years. The 21 vessels that Seaspan has contracted to purchase are already committed to long-term time charters averaging approximately 10.6 years in duration from delivery. Seaspan’s operating fleet of 26 vessels has an average age of approximately five years with an average remaining charter period of approximately eight years. Seaspan’s customer base consists of seven of the largest liner companies, including China Shipping Container Lines, A.P. Møller-Mærsk, Mitsui O.S.K. Lines, Hapag-Lloyd, COSCO Container Lines, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW”.

Conference Call and Webcast

Seaspan will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Monday, April 16, 2007, at 2:00 pm PT / 5:00 pm ET. Participants should call 800-810-0924 (US/Canada) or 913-981-4900 (International) and request the Seaspan call. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 or 719-457-0820 and enter replay passcode 6154668. The recording will be available from April 16, 2007 at 5:00 pm PT / 8:00 p.m. ET through to April 30, 2007 at 8:59 p.m. PT / 11:59 p.m. ET. A live broadcast of the earnings conference call will also be available via the Internet at www.seaspancorp.com in the Investor Relations section under Events and Presentations. The webcast will be archived on the site for one year.

SEASPAN CORPORATION

UNAUDITED BALANCE SHEET

AS AT MARCH 31, 2007

(IN THOUSANDS OF US DOLLARS)

	March 31, 2007	December 31, 2006
		(As adjusted)(1)
Assets
Current assets:
Cash and cash equivalents	$34,145	$92,227
Accounts receivable	612	641
Prepaid expenses	3,573	3,787

	38,330	96,655
Vessels	1,422,962	1,198,782
Deferred charges	8,547	7,879
Other assets	3,331	3,189
Fair value of financial instruments	8,745	10,711

	$1,481,915	$1,317,216

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	6,081	5,607
Deferred revenue	6,964	5,560

	13,045	11,167
Long-term debt	735,613	563,203
Fair value of financial instruments	15,540	15,831

	764,198	590,201
Share Capital	475	475
Additional paid-in capital	748,735	748,410
Retained deficit	(24,161)	(17,658)
Accumulated other comprehensive loss	(7,332)	(4,212)

Total shareholders’ equity	717,717	725,015

	$1,481,915	$1,317,216

(1)

Effective January 1, 2007, the Company adopted FASB Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the Accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

The Company has applied FSP AUG AIR-1 retrospectively. As a result, certain comparative figures as of December 31, 2006 and for the three months ended March 31, 2006 have been adjusted. The effect of the adjustment is an increase to the Company’s net earnings of $0.3 million for the three months ended March 31, 2006. As at December 31, 2006, the effect of the adjustment to the Company’s balance sheet is an increase in other assets of $1.9 million.

SEASPAN CORPORATION

UNAUDITED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE QUARTER ENDED MARCH 31, 2007

(in thousands of US dollars, except per share amounts)

	Three months ended March 31, 2007	Three months ended March 31, 2006
		(As adjusted)(1)
Revenue	$41,228	$24,807

Operating expenses:
Ship operating	9,757	5,795
Depreciation	10,516	5,604
General and administrative	1,359	961

	21,632	12,360

Operating earnings	19,596	12,447
Other expenses (earnings):
Interest expense	6,547	2,703
Interest income	(1,075)	(163)
Undrawn credit facility fee	661	561
Amortization of deferred charges	181	490
Change in fair value of financial instruments	(1,445)	—

	4,869	3,591

Net earnings	$14,727	$8,856
Retained earnings (deficit), beginning of period	(17,658)	6,471
Dividends on common shares	(21,230)	(15,303)

Retained earnings (deficit), end of period	$(24,161)	$24

Earnings per share, basic and diluted	$0.31	$0.25

(1)	Refer to footnote on page 9

SEASPAN CORPORATION

UNAUDITED STATEMENT OF CASH FLOWS

FOR THE QUARTER ENDED MARCH 31, 2007

(IN THOUSANDS OF US DOLLARS)

	Three months ended March 31, 2007	Three months ended March 31, 2006
		(As adjusted)(1)
Cash provided by (used in):

Operating activities:
Net earnings	$14,727	$8,856
Items not involving cash:
Depreciation	10,516	5,604
Stock-based compensation	325	76
Amortization of deferred charges	181	490
Change in fair value of financial instruments	(1,445)	—
Change in assets and liabilities	1,013	59

Cash from operating activities	25,317	15,085

Investing activities:
Expenditures for vessels	(222,821)	(113,787)
Deposits on vessels	(11,790)	(4,000)
Intangible assets	101	—

Cash used in investing activities	(234,510)	(117,787)

Financing activities:
Draws on credit facility	172,410	113,787
Deferred financing fees incurred	(69)	(100)
Dividends on common shares	(21,230)	(15,303)

Cash from financing activities	151,111	98,384

Decrease in cash and cash equivalents	(58,082)	(4,318)

Cash and cash equivalents, beginning of period	92,227	15,718

Cash and cash equivalents, end of period	$34,145	$11,400

(1)	Refer to footnote on page 9

SEASPAN CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

FOR THE QUARTER ENDED MARCH 31, 2007

(IN THOUSANDS OF US DOLLARS)

Description of Non-GAAP Financial Measures — Cash Available for Distribution

Cash available for distribution represents net earnings adjusted for depreciation, net interest expense, amortization of deferred charges, stock-based compensation and the change in fair value of financial instruments. Cash available for distribution is a non-GAAP quantitative standard used in the publicly-traded investment community to assist in evaluating a company’s ability to make quarterly cash dividends. Cash available for distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan’s performance required by accounting principles generally accepted in the United States.

	Quarter ended March 31, 2007	Quarter ended March 31, 2006
		(As adjusted)(1)
Net earnings	$14,727	$8,856
Add:
Depreciation	10,516	5,604
Interest expense	6,547	2,703
Amortization of deferred charges	181	490
Stock-based compensation	325	76
Change in fair value of financial instruments	(1,445)	—
Less:
Interest income	(1,075)	(163)

Net cash flows before cash interest payments	29,776	17,566

Less:
Cash interest paid	(6,232)	(2,426)
Add:
Cash interest received	1,117	163

Cash available for distribution	$24,661	$15,303

(1)	Refer to footnote on page 9

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Kevin M. Kennedy

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman

The IBG Group

Tel. 212-477-8438

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